SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form,
the Registrant is also thereby furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 26, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer



Gafisa
Grandes ideias para viver bem

Gafisa Corporate Presentation

June 26, 2013

GFA LISTED NYSE | GFSA3 NOVO MERCADO BOVESPA BRASIL | Ibovespa | IBrX50

Safe-Harbor Statement

We make forward-looking statements that are subject to risks and uncertainties, These statements are based on the beliefs and assumptions of our management, and on information currently available to us, Forward-looking statements include statements regarding our intent, belief or current expectations or that of our directors or executive officers.

Forward-looking statements also include information concerning our possible or assumed future results of operations, as well as statements preceded by, followed by, or that include the words "believes," "may," "will," "continues," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions, Forward-looking statements are not guarantees of performance, They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur, Our future results and shareholder values may differ materially from those expressed in or suggested by these forward-looking statements, Many of the factors that will determine these results and values are beyond our ability to control or predict.

Gafisa: Evolution

Business Focus in Core Market Regions

Pre-IPO	Nationwide Real Estate Developer	Regional Player
	- High Growth Rates - Organic Growth Strategy (partners new markets) - Growth via Acquisition Strategy	- New Management Structure - heads responsible for the P&L - Regional Focus



Gafisa
TENDA
2010:
New Follow-On: R$ 1 billion;
Increase in AlphaVille stake
from 60% to 80%
3.953
3.618*
2008:
Acquisition of a
60% stake of Tenda
2011: YE
Implementation of New
Strategic Plan
3.401
3.022
2.940
2012: Deleveraging and
cash generation
stragegy, including
business focus in core
market regions
2007: ADR issuance
First follow-on:
R$488 mm of
primary proceeds
2006:
Company IPO (R$494 mm
of primary proceeds;
2009:
Acquistion of the remaining 40% of Tenda;
Tenda R$600 mm in FI-FGTS debentures (May/09)
R$600 mm in FI-FGTS debentures (Dec/09)
2013: Focus on High
Return Opportunities
2006:
Acquisition of a
60% stake of AlphaVille
1.740
1.204
2004:
GP Investimentos
acquires control
of Gafisa
2005:
Equity International
Acquires 36%
of Gafisa
664
305
327
2008-
2011
2012-
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013E
IPO
Net Revenues (R$ MM)

*Market consensus estimate

Updated Status of the Turnaround

Gafisa Completed the 1st Cycle of the Turnaround Strategy in 2012

2012

- Throughout 2012, we have positioned ourselves conservatively, prioritizing cash flow and net debt reduction, restructuring our debt profile and reducing launches.
  - ✓ Established a new operating structure organized by brand (Gafisa, Alphaville e Tenda)
  - ✓ Continued focus of the Gafisa brand on its core markets, São Paulo and Rio de Janeiro
  - ✓ Temporarily scaling back of our Tenda business, until complete control over the financial and operational cycle
  - ✓ Increased participation of the most profitable projects in the Group's product mix and prioritized capital allocation to the business unit

2013

With these actions, we are clearly seeing a turnaround in the Company's recent history.

- Given the focus for cash generation in 2012, Gafisa enters 2013 with a comfortable liquidity position, having restructured debt and diversified funding sources and cash facilities.
- The Company resumed launches in the low income business, while maintaining stable launch activity at Gafisa and preparing the core business for the near term, which necessarily includes new landbank for future launches, and expanding Alphaville's growth.
- The execution of our projects are evolving according with our plan and the expected results of this process will be more apparent in 2014, when we believe we will have in large part aligned operations with the strategy we laid out at the beginning of 2012.

Gafisa Well Defined Strategy

Financial and Investment Discipline

Gafisa's Strategy

Establish itself as the leader in residential development company in Brazil in terms profitability and product quality

- ✓ Focus on Profitable Opportunities
- ✓ Achieve and Maintain an Adequate level of Leverage ratio

Business Focus in Core Market Regions

Recent Events - Gafisa SA Enters Into an Agreement to Sell 70% Stake in alphaville to Blackstone and Pátria

The cash proceeds will reduce leverage and remove financial constraints, thereby enabling greater focus on operational performance

- Gafisa S.A. today announced it has signed an agreement to sell a majority stake in Alphaville, valuing AUSA at R$2.01 billion, to private equity firms Blackstone and Pátria.
  - The sale transaction will allow Gafisa to retain 30% of the company and generate expected gross cash proceeds of R$1.4 billion, that will strengthen Gafisa's balance sheet by reducing leverage and generate long-term shareholder value
  - Furthermore, the transaction will allow our shareholders, through the 30% stake in Alphaville, to participate in the long-term value creation we believe will be produced by partnering with two leading investment firms with global and local experience in the real estate sector
  - Blackstone and Pátria Investimentos will maintain the existing Alphaville management team, led by Marcelo Willer, which has driven industry-leading growth and returns at the brand
  - Following the transaction, Alphaville will remain an affiliate to Gafisa and the Company will continue to play a significant role in Alphaville, with representatives serving as directors on the board with two out of six seats
  - Terms of the shareholder agreement include clauses covering the following issues: vetoes in investment documents; limitations on liability and tag along for Shareholders Agreement
  - Completion of the sale to Blackstone and Pátria Investimentos is subject to closing conditions customary for a transaction of this nature, including required anti-trust approvals, and is expected to occur in the second half of the year
- Gafisa also agreed to complete the purchase of the outstanding 20% stake in Alphaville which it did not already own, finalizing the arbitration process for a total consideration of R$367 million.

Flexible Post-Transaction Balance Sheet

Gafisa's net debt to equity would decrease from the 94% reported at the end of the first quarter of 2013 to approximately 53%, based on unaudited pro-forma data for the same period.

Leverage 1Q13 vs Pro-forma Post Transaction

Net Debt / Shareholders' Equity	0.95x	0.53x



R$
3.929
1.444
2.485
915
1.570
Total debt
Cash
Net debt
Net Proceeds (sale transaction + purchase 20% stake)
Post transaction Net Debt

Debt Composition (R$ mm) and Rates



Debentures FGTS
1.190
9.5% - 10.1% (TR)
Debentures Working Capital
1.147
1.5% - 1.9% (CDI)
SFH / Project Finance
791
8.3% - 11,5% (TR)
Working Capital
585
1.3% - 3,0% (CDI)
Investors Obligations
216
0.2% - 1.0% (CDI)
Total
3.929
9.3%

Debt Maturity Schedule as % of Total Debt



R$
1.179
1.252
920
341
237
38%
62%
50%
50%
55%
45%
56%
44%
91%
9%
Until Mar/14
Until Mar/15
Until Mar/16
Until Mar/17
After Mar/17
Corporte Debt
Project Finance

Note: Unaudited pro-forma preliminary estimated results

1 Does not include obligations related to securitization of R$XXX mm

2 Post offering on pro forma basis on 1Q13.

Gafisa Segment Post-Transaction

Business as usual

Launches (R$)



1.005
233
274
498
1.698
445
511
743
1.913
552
444
918
1.265
364
96
805
2.155
459
159
1.538
2.157
558
1.612
-12
1.608
270
1.338
2006
2007
2008
2009
2010
2011
2012
SP RJ NM

Pre-Sales (R$)



995
81
247
666
1.329
339
354
635
1.345
381
366
599
1.510
268
268
830
1.974
404
220
1.350
2.180
152
610
1.419
1.599
54
315
1.230
2006
2007
2008
2009
2010
2011
2012
SP RJ NM

Sales Speed



59%
54%
43%
49%
52%
52%
52%
2006
2007
2008
2009
2010
2011
2012

Net Revenues (R$)



664
1.004
1.215
1.757
1.822
2.018
2006
2007
2008
2009
2010
2011
2012

Relaunch of Tenda under New Business Model

The resumption of operations, following restructuring of operational and financial cycle in 2012, which is proceeding in a cautious manner, is expected to maximize the segment's potential within the Group.

- Tenda's operations will continue to expand in line with high growth potential in the brand's core markets of São Paulo, Rio de Janeiro, Bahia and Minas Gerais.
- The brand was relaunched in the 1Q13 under a new business model
  - Launches totaled R$114mn in 1Q13
- During 1Q13, Tenda transferred around 2,451 units to financial institutions
- Pre-sales reached R$6.8 million (gross pre-sales of R$239 million and R$232 million in sales cancellation)
  - Units are being sold only to customers that have access to a mortgage and can be immediately transferred to financial institutions
  - 40% of the 1,473 units cancelled during 1Q13 were resold during the period
- All projects qualified for financing under the MCMV or SFH programs
  - During 1Q13, 1300 units were contracted for financing under the MCMV program


Customers Transferred (# of units) vs, % MCMV
81%
89%
85%
95%
67%
83%
95%
92%
92%
89%
95%
92%
92%
1.898
2.515
2.381
2.865
1.892
3.168
2.863
2.796
3.620
3.151
3433
2.451
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
Transferred units to CEF
MCMV (%)


Run Off – Tenda
30
25
20
15
10
5
0
SP
RJ
NE
MG
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
84
23
Construction sites

Tenda's New Business Model Workflow

6 months → 2 years

1 Purchase of Land and Development

Phase 1

- Purchases a parcel of land (on which it can build a number of homes) or subdivides the land into lots to build multiple projects that will be launched in phases.
- Tenda targets areas where customers make 3-6 times the monthly minimum wage (2nd range of the housing program MCMV - My House, My Life).
- Participants in the land development stage are: financial institutions (projects need to be approved and contracted before the 2nd phase), municipal planning and zoning departments, elected officials and community interest groups.

2 Launch of the Sales Phase of the Project

Phase 2

- Tenda's marketing campaigns are conducted internally, eliminating the need for a sales stand.
- Sales are conducted by an internal force.
- The remuneration of the internal sales team is based on the "repasse" (transfer of units to financial institutions).
- As a result of the tighter credit policy and the new sales process, sales velocity has no peaks during the launch phase, but on the other hand, sales expenses are lower, and sales are steady. The model is made to have between 7-10% SoS per month, each and every month, until the project is sold out at least in 15 months.

3 Completion of the Project

Phase 3

- Aluminum molds are used in construction to ensure a high quality and cost efficiency.
- Shorter cycle given the use of aluminum mold results in improved visibility of cost trends.
- The overall process (from authorization - to delivery), is planned to take approximately 2 years.
- The loan starts out as a construction loan based on a subsidized line of credit and rolls over into a permanent mortgage to the final buyer.
- The assurance of financing, which allows the builder to focus on execution and better schedule construction workflow.

4 Delivery

Phase 4

- Collections for sold units are in accordance with the payment plan provided by financial institutions under the "associativo" MCMV program).
- Tenda receives 100% of the value of the unit during the construction phase, eliminating the risk of delinquency on its balance sheet.

Consolidated Margins Have Not Yet Returned to Normalized Levels

Majority of legacy projects with lower Margins, to be delivered in 2013

	Gafisa	TENDA	alphaville
Launches (2012A)	R$1.61bn	R$0mn	R$1.34bn
% of Launches (2012A)	54%	0%	46%
Launches (2013E)	R$1.15-1.35bn	R$250-450mn	R$1.3-1.5bn
% of Launches (2013E)[1]	42%	12%	47%
Contracted Sales (2012A)	R$1.60bn	- R$74mn	R$1.11bn
% of Contracted Sales (2012A)	61%	-3%	42%
Net Revenues (2012A)	R$2.18bn	R$1.12bn	R$809mn
% of Revenues (2012A)	51%	28%	20%
Gross Margin (2012A)	22%	13%	52%
EBITDA Margin (2012A)	12%	-4%	34%

Note 1: Launches for 2013 are expected to be between R$2.7 and R$3.3 billion, reflecting a new, more targeted regional focus. Gafisa should represent 42%, Tenda 12% and Alphaville 47% of the average point of launches estimated for 2013. For the first quarter of 2013, the Gafisa Group launched R$308 million.

Consolidated Margins Have Not Yet Returned to Normalized Levels

Majority of legacy projects with lower Margins, to be delivered in 2013

	Gafisa	Tenda	Alphaville
Launches (1Q13A)	R$82mn	R$114mn	R$111mn
% of Launches (1Q13A)	27%	37%	36%
Launches (2013E)	R$1.15-1.35bn	R$250-450mn	R$1.3-1.5bn
% of Launches (2013E)[1]	42%	12%	47%
Contracted Sales (1Q13A)	R$101mn	R$6.8mn	R$110mn
% of Contracted Sales (1Q13A)	46%	3%	51%
Net Revenues (1Q13A)	R$367mn	R$140mn	R$161mn
% of Revenues (1Q13A)	55%	21%	24%
Gross Margin % (1Q13A)	24%	-7%	50%
EBITDA Margin % (1Q13A)	12%	-18%	30%

Note 1: Launches for 2013 are expected to be between R$2.7 and R$3.3 billion, reflecting a new, more targeted regional focus. Gafisa should represent 42%, Tenda 12% and Alphaville 47% of the average point of launches estimated for 2013. For the first quarter of 2013, the Gafisa Group launched R$308 million.

Backlog of Results

Gafisa Group Consolidated Results to Be Recognized (REF) (R$ million)

	1Q13	4Q12	Q/Q(%)	1Q12	Y/Y(%)
Results to be recognized	3,309,913	3,676,320	-10%	3,616,289	-8%
Costs to be incurred (units sold)	(2,020,410)	(2,226,575)	-9%	(2,338,561)	-14%
Results to be Recognized	**1,289,503**	**1,449,745**	**-11%**	**1,277,728**	**1%**
Backlog Margin	**39%**	**39%**	**-48 bps**	**35%**	**363 bps**

Results to Be Recognized (REF) by Segment (R$ million) 1Q13

	Gafisa (A)	Tenda (B)	Alphaville (C)	(A) + (B) + (C)	(A) + (C)
Revenues to be recognized	1,951,419	361,914	996,580	3,309,913	2,947,999
Costs to be incurred (units sold)	(1,273,873)	(275,766)	(470,771)	(2,020,410)	(1,744,644)
Results to be Recognized	**677,546**	**86,148**	**525,809**	**1,289,503**	**1,203,355**
Backlog Margin	**35%**	**24%**	**53%**	**39%**	**41%**

- The consolidated margin for the quarter rose to 39% from 35% in 1Q12, due to contribution of new projects, lower participation of Tenda's legacy projects and increased stake of Alphaville's projects in the Group's product mix

Receivables + Inventory vs Construction Obligations

R$ million	Receivables	Inventory at market value	Total	Construction obligations
Gafisa (A)	3.678.097	1.921.120	5.599.217	1.753.981
Alphaville (B)	1.746.194	808.927	2.555.121	698.304
Tenda (C)	1.243.188	772.992	2.016.180	463.716
Total (A) + (B) + (C)	**6.667.479**	**3.503.039**	**10.170.518**	**2.916.003**

Receivables

(R$000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Receivables from developments – LT (off BS)	3.435.302	3.815.589	-10%	3.753.284	-8%
Receivables from PoC – ST (on balance sheet)	2.492.119	2.493.170	0%	3.002.163	-17%
Receivables from PoC – LT (on balance sheet)	740.058	820.774	-10%	1.024.027	-28%
Total Gafisa Group	**6.667.479**	**7.129.533**	**-6%**	**7.779.474**	**-14%**

Launches, Sales, Cancellations and SoS

INVENTORY AT MARKET VALUE

1

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Others[5]	Inventories EoP[2]	% Q-o-Q[3]	VSO[4]
Gafisa (A)	1,983,694	83,029	191,572	(292,688)	(44,486)	1,921,120	-3.2%	5.0%
Alphaville (B)	812,174	110,828	57,420	(167,799)	(3,696)	808,927	-0.4%	12.0%
Total (A)+(B)	2,795,867	193,857	248,992	(460,487)	(48,182)	2,730,047	-2.4%	7.2%
Tenda (C)	826,671	113,696	232,517	(239,302)	(16,589)	772,992	-6.5%	0.9%
Total (A)+(B)+(C)	**3,622,538**	**307,553**	**481,508**	**(699,789)**	**(208,771)**	**3,503,039**	**-3.3%**	**5.9%**

Note: 1) BoP beginning of the period – 4Q12. 2) EP end of the period – 1Q13. 3) % Change 1Q13 versus 4Q12.
4) 1Q13 sales velocity. 5) Projects cancelled during the period.

SALES OVER SUPPLY SoS (%)

2


Gafisa
5%
20%
14%
1Q13
4Q12
1Q12


Alphaville
12%
35%
22%
1Q13
4Q12
1Q12


Gafisa Group Ex-Tenda
7%
25%
16%
1Q13
4Q12
1Q12


Tenda
-1%
-4%
-
31%
1Q13
4Q12
1Q12


Gafisa Group
6%
20%
10%
1Q13
4Q12
1Q12

SALES OVER LAUNCHES (%)

3


Gafisa
14%
48%
31%
1Q13
4Q12
1Q12


Alphaville
46%
73%
63%
1Q13
4Q12
1Q12


Gafisa Group Ex-Tenda
67%
45%
53%
1Q12
4Q12
1Q13


Tenda
14%
0%
47%
1Q13
4Q12
4Q11


Gafisa Group
32%
67%
48%
1Q13
4Q12
1Q12

Consolidated Land Bank

4Q12	Acquisitions	Launches	Other (price adj.)	1Q13	1T13				
					% Swap Total	% Swap untis	% Financial Swap	# Potential Units (%co)	# Potential Units 100%
5.343.612	150.388	-83.029	74.164	5.485.136	38%	37%	1%	10.623	12.115
1.890.797	59.653	-113.696	165.869	2.002.622	30%	20%	10%	17.728	17.728
11.434.261	1.815.021	-110.828	-116.692	13.021.761	99%	-	99%	79.954	128.691
18.668.669	**2.025.061**	**-307.553**	**123.341**	**20.509.519**				**108.305**	**158.534**

Outlook

Launch Guidance – 2013 Estimates

	Guidance (2013E)	Actual numbers 1Q13A
Consollidated Launches	R$2,7 – R$3,3 bi	307mn
Breadown by Brand		
Launches Gafisa	R$1,15 – R$1,35 bi	83 mn
Launches Alphaville	R$1,3 – R$1,5 bi	111 mn
Launches Tenda	R$250 – R$450 mn	114 mn

Delivery Estimates 2013E

	Guidance (2013)	Actual numbers 1Q13A
Consolidated (# units)	13,500 – 17,500	1,300
Delivery by Brand		
# Gafisa Delivery	3,500 – 5,000	86
# Alphaville Delivery	3,500 – 5,000	419
# Tenda Delivery	6,500 – 7,000	795

Appendix

	Gafisa	Tenda	alphaville
Size (m²)	60-350	45-60	250-1500
# units	50-300	500	100-400
Average price	>R$500.000	R$120.000	R$200.000
Typical project margins	37%	28%	44%
Cash exposure / Total Sales	30-35%	10%	10-15%
Mortgage Provider	Commercial Banks and CEF	100% CEF (directly to the final buyer)	AlphaVille

Note 1: Launches for 2013 are expected to be between R$2.7 and R$3.3 billion, reflecting a new, more targeted regional focus. Gafisa should represent 42%, Tenda 12% and Alphaville 47% of the average point of launches estimated for 2013. For the first quarter of 2013, the Gafisa Group launched R$308 million.

Appendix

Inventory at Market Value (R$)


Gafisa
TENDA
alphaville
1Q13
1.921
55%
773
22%
809
23%
R$3.50bn
2012
1.984
827
812
R$3.62bn
2011
2.019
933
567
R$3.52bn
2010
1.857
56%
1.020
31%
419
13%
R$3.29bn
Gafisa
Tenda
Alphaville